SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d2(b).

Relmada Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
75955J 204
(CUSIP Number)

John L. Kemmerer, III
and Dennis Powers
Kemmerer Resources Corp.
323 Main Street
Chatham, NJ 07928
(973) 635-1760

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
October 4, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)
	[X]  Rule 13d-1(c)
	[_]  Rule 13d-1(d)





SCHEDULE 13G
CUSIP No.
75955J204

1
Names of Reporting Persons
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John L. Kemmerer, III
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

United State of America
Number of
Shares
Beneficially
Owned by Each
Reporting
Person With:

5
  Sole Voting Power


  1,200,000 shares (1)

6
  Shared Voting Power




7
  Sole Dispositive Power


  1,200,000 (1)

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,200,000 (1)
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

8.7% (1)
12
Type of Reporting Person (See Instructions)

IN

(1) Based on 12,545,120 shares of Common Stock outstanding as of September 28, 2017 (per Issuer?s Form 10-K filed 9/28/17), and assuming the (a) conversion of convertible promissory notes into 800,000 shares and (b) the exercise of warrants to purchase 400,000 shares.




Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
The beneficial ownership reported above is attributable to Mr. Kemmerer?s role as Trustee of 3 Trusts (the John L. Kemmerer, Jr. Trusts dated 6/24/57 fbo Mr. Kemmerer and other family members), which hold the rights to 400,000 shares each.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
Not Applicable.
Item 8.	Identification and classification of members of the group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 31, 2017

/s/ Dennis Powers
Signature
Dennis Powers
Attorney-in-fact

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